CADILLAC WEST AGREEMENT EXTENSION

Andre J. Audet and Victor F. Erickson hereby agree to extend the term of the agreement dated June 3, 2004 with Resource Finance & Investment Ltd (the "Agreement") to March 31, 2005, subject to and conditional upon satisfaction by February 28, 2005 of the following provisions of the Agreement:

(a)	issuance of shares of Cadillac West Explorations Inc. ("CWE")
currently due under Clause 3,

(b)	execution of a Royalty agreement in favour of Audet and Erickson pursuant to Clause 7, and

(c)	execution of an extension of the Agreement in essentially the same form as agreed, with the addition of a provision governing the
issuance of any stock in CWE above and beyond that covered by the
Agreement, so long as CWE remains a non-reporting corporation.

EXECUTED as of February 7, 2005 by

/s/ Andre J. Audet

Andre J. Audet

/s/ Victor F. Erickson

Victor F. Erickson

AGREED AND ACCEPTED BY RESOURCE FINANCE & INVESTMENT LTD.

ON THE 10th DAY OF FEBRUARY, 2005.

Per: /s/